Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), August 29, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on June 30, 2022, as the initial tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
22/08/2022	EXM	6,290	203.0377	1,277,107.13
23/08/2022	EXM	6,280	203.0530	1,275,172.84
24/08/2022	EXM	6,250	204.0565	1,275,353.13
25/08/2022	EXM	6,200	205.5879	1,274,644.98
26/08/2022	EXM	6,260	203.7023	1,275,176.40
Total	—	31,280	203.8828	6,377,454.48

Since the announcement of such First Tranche till August 26, 2022, the total invested consideration has been:
•Euro 33,285,297.21 for No. 172,139 common shares purchased on the EXM

As of August 26, 2022, the Company held in treasury No. 11,237,249 common shares equal to 4.37% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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